FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

Annual Financial Report(s)

For the Years Ended December 31, 2016 and 2015

FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

TABLE OF CONTENTS



Jaribu W. Nelson, CPA

P.O. Box 1105, Clovis, CA 93613 • Ph: (559) 286-7546 • Email: jaribucpa@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Full Circle Brewing Co. LTD, LLC.
Fresno, California

I have reviewed the accompanying financial statements of Full Circle Brewing Co. LTD, LLC., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jaribu, CPA

Clovis, California
June 21, 2017

FULL CIRCLE BREWING CO. LTD, LLC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

	2016	2015
<u>ASSETS</u>		
CURRENT ASSETS		
CASH	$ 51,390	$ 4,609
ACCOUNTS RECEIVABLE	3,129	954
INVENTORY	3,776	-
TOTAL CURRENT ASSETS	58,295	5,563
FIXED ASSETS		
BUILDING AND IMPROVEMENTS	168,824	118,436
ACCUMULATED DEPRECIATION	(120,663)	(104,466)
TOTAL FIXED ASSETS	48,161	13,970
OTHER ASSETS		
AMORTIZED COSTS	17,319	-
ACCUMULATED AMORTIZATION	(419)	-
TOTAL OTHER ASSETS	16,900	-
TOTAL ASSETS	123,356	19,533
<u>LIABILITIES AND MEMBERS' EQUITY</u>		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	5,990	-
ACCRUED EXPENSES	4,697	6,549
LINES OF CREDIT	9,454	9,447
NOTES PAYABLE - CURRENT PORTION	9,488	13,000
TOTAL CURRENT LIABILITIES	29,629	28,996
LONG TERM LIABILITIES		
NOTES PAYABLE - NET OF CURRENT PORTION	111,575	-
TOTAL LIABILITIES	141,204	28,996
MEMBERS' EQUITY	(17,848)	(9,463)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 123,356	$ 19,533

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
INCOME		
SALES	$ 75,991	$ 62,067
OTHER INCOME	7,296	6,984
DISCOUNTS & ALLOWANCES	(561)	-
TOTAL INCOME	82,726	69,051
COST OF GOODS SOLD		
LABOR	2,407	-
MATERIALS	14,382	4,973
SUPPLIES	4,237	3,597
TOTAL COSTS OF GOODS SOLD	21,026	8,570
GROSS MARGIN	61,700	60,481
OPERATING EXPENSES		
ADVERTISING	9,869	654
AMORTIZATION	419	-
AUTOMOBILE	-	254
DEPRECIATION	19,209	936
DUES & SUBSCRIPTIONS	825	315
INSURANCE	7,008	1,461
INTEREST	2,566	-
LICENSES & PERMITS	2,267	1,805
MEALS & ENTERTAINMENT	1,652	-
MERCHANT FEES	1,413	129
MISCELLANEOUS	710	-
OFFICE	7,623	3,723
RENTS	29,996	20,166
REPAIRS & MAINTENANCE	10,510	2,375
SALARIES & WAGES	17,051	-
SUPPLIES	6,836	2,697
TAXES	5,613	7,283
TRAVEL	1,746	337
UTILITIES	12,529	15,830
TOTAL EXPENSES	137,842	57,965
NET INCOME	(76,142)	2,516
BEGINNING MEMBERS' EQUITY	(9,463)	(11,379)
CONTRIBUTIONS	133,716	-
DISTRIBUTIONS	(65,959)	(600)
ENDING MEMBERS' EQUITY	$ (17,848)	$ (9,463)

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (loss)	$ (76,142)	$ 2,516
Adjustments to reconcile change in operating capital to net cash provided by operating activities		
Depreciation	19,209	936
Changes in:		
Accounts receivable	(2,175)	846
Inventory	(3,776)	637
Other assets	(16,900)	-
Accounts payable	5,990	-
Accrued expenses	(1,852)	466
Net cash provided / (used) by operating activities	(75,646)	5,401
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of machinery and equipment	(50,388)	
disposal of machinery and equipment	(3,012)	-
Net cash used by investing activities	(53,400)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on notes payable	(16,937)	-
New borrowings on notes payable	125,000	-
Net activity on lines of credit	7	(2,157)
Member contributions	133,716	-
Member distributions	(65,959)	(600)
Net cash provided / (used) by financing activities	175,827	(2,757)
INCREASE IN CASH AND CASH EQUIVALENTS	46,781	2,644
CASH AND CASH EQUIVALENTS AS OF BEGINNING OF THE YEAR	4,609	1,965
CASH AND CASH EQUIVALENTS AS OF END OF YEAR	$ 51,390	$ 4,609
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 2,566	$ -

See notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Full Circle Brewing Co. Ltd, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company has prepared these financial statements on the accrual basis of accounting.

Nature of Operations
Full Circle Brewing Co. Ltd, LLC is headquartered in the City of Fresno, California and was established in 1998. The Company provides craft beers and live entertainment.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers deposits in banks and other investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company believes all amounts billed are collectible therefore no allowance for doubtful accounts has been established. As of December 31, 2016 and 2015, the balances totaled $ 3,129 and 954 respectively.

Inventory
Inventories consist of goods ready for resale and are carried at lower of cost (FIFO) or market.

Fixed Assets
Acquisitions of fixed assets consist of items with a useful life of greater than one year. Fixed assets are stated at cost. Depreciation is computed using the modified accelerated cost recovery system.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Revenue Recognition
The Company recognizes revenue as the service has been provided. The Company records all amounts in accordance with the agreed upon billing rate with the Client and Company.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets
Fixed assets at December 31, 2016 and 2015 consisted of the following:

	2016	**2015**
Machinery & equipment	$ 138,710	$ 99,260
Office equipment	1,539	1,202
Roller rink	17,974	17,974
Leasehold improvements	10,601	0
Subtotal	168,824	118,436
Less accumulated depreciation	(120,663)	(104,466)
TOTAL	$ 48,161	$ 13,970

Depreciation expense for the years ended December 31, 2016 and 2015 totaled $ 19,209 and 936 respectively.

NOTE B – LINES OF CREDIT

The Company has a line of credit established with Chase bank and the interest rate is variable. The balance totaled $9,454 at December 31, 2016.

NOTE C – NOTES PAYABLE

Note payable to Fresno First Bank at 6.25% with periodic adjustments,
      payable $ 1,403.50 per month, principal and interest; the note matures
      August 2026, the note is secured by an interest in the assets of the business
      and personal residences of Members.

Total	$ 121,063
Less current portion	(9,488)
Net long-term note payable	$ 111,575

Maturities of the long term note payable are as follows:

2017	$ 9,488
2018	10,098
2019	10,748
2020	11,439
2021	12,175
Thereafter	67,115
	$ 121,063

Interest expense for the year ended December 31, 2016 totaled $ 2,566.

NOTE D – DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its current location under a long-term lease agreement expiring June 2021. Rent expense totaled $ 29,996 and 20,166 for the years ended December 31, 2016 and 2015 respectively.

Future minimum lease payments on the facility are as follows:

2017	$	28,800
2018		31,200
2019		33,600
2020		36,000
2021		19,200

NOTE E – ACQUISITIONS

In August 2016, the Company sold 100% of its existing shares. The new management group retained all related inventory, furniture and fixtures, leasehold improvements, machinery and equipment. The historical cost of those items totaled $118,436 and the net book value of those items totaled $13,970.

NOTE F – SUBSEQUENT EVENTS

In compliance with accounting standards, management has evaluated events that have occurred after year-end to determine if these events are required to be disclosed in the financial statements. Management has determined that no events require disclosure in accordance with accounting standards. These subsequent events were evaluated through June 21, 2017, which is the date the financial statements were available to be issued.